UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                               FRANKLIN COVEY CO.
                                (Name of Issuer)

                          COMMON STOCK, $0.05 Par Value
                         (Title of Class of Securities)

                                   353469 10 9
                                 (CUSIP Number)

                             Ronald S. Poelman, Esq.
                       Jones, Waldo, Holbrook & McDonough
                        170 South Main Street, Suite 1500
                            Salt Lake City, UT 84101
                            Telephone: (801) 521-3200
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 10, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 353469 10 9


1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person (entities only) Stephen R. Covey

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)_______
         (b)_______

3        SEC Use Only

4        Source of Funds
         Not Applicable

5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   ____

6        Citizenship or Place of Organization        United States

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power

                  None

         8        Shared Voting Power

                  1,422,384 (includes (i) 1,382,384 shares held in the name of Sanstep Properties, L.C., of which Stephen R. Covey and his spouse are the Managers, and (ii) 40,000 shares held in the name of SRSMC Properties, LLC, of which Stephen R. Covey and his spouse are the Managers).

         9        Sole Dispositive Power

                  None

         10       Shared Dispositive Power

                  1,422,384 (includes (i) 1,382,384 shares held in the name of Sanstep Properties, L.C., of which Stephen R. Covey and his spouse are the Managers, and (ii) 40,000 shares held in the name of SRSMC Properties, LLC, of which Stephen R. Covey and his spouse are the Managers).


11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,422,384 (includes (i) 1,382,384 shares held in the name of Sanstep Properties, L.C., of which Stephen R. Covey and his spouse are the Managers, and (ii) 40,000 shares held in the name of SRSMC Properties, LLC, of which Stephen R. Covey and his spouse are the Managers).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares ____

13       Percent of Class Represented by Amount in Row (11)   7.1%

14       Type of Reporting Person   IN

CUSIP No. 353469 10 9

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person (entities only) Sandra M. Covey

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) _______
         (b)_______

3        SEC Use Only

4        Source of Funds
         Not applicable

5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   ____

6        Citizenship or Place of Organization        United States

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power

                  None

         8        Shared Voting Power

                  1,422,384 (includes (i) 1,382,384 shares held in the name of Sanstep Properties, L.C., of which Sandra M. Covey and her spouse are the Managers, and (ii) 40,000 shares held in the name of SRSMC Properties, LLC, of which Sandra M. Covey and her spouse are the Managers).

         9        Sole Dispositive Power

                  None

         10       Shared Dispositive Power

                  1,422,384 (includes (i) 1,382,384 shares held in the name of Sanstep Properties, L.C., of which Sandra M. Covey and her spouse are the Managers, and (ii) 40,000 shares held in the name of SRSMC Properties, LLC, of which Sandra M. Covey and her spouse are the Managers).

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,422,384 (includes (i) 1,382,384 shares held in the name of Sanstep Properties, L.C., of which Sandra M. Covey and her spouse are the Managers, and (ii) 40,000 shares held in the name of SRSMC Properties, LLC, of which Sandra M. Covey and her spouse are the Managers).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ____

13       Percent of Class Represented by Amount in Row (11)   7.1%

14       Type of Reporting Person   IN

CUSIP No. 353469 10 9

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person (entities only) Sanstep Properties, L.C., EIN 87-0589130

2        Check the Appropriate Box if a Member of a Group
         (a) _______
         (b)_______

3        SEC Use Only

4        Source of Funds
         Not applicable

5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   ____

6        Citizenship or Place of Organization        State of Utah

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power

                  1,382,384 shares

         8        Shared Voting Power

                  None

         9        Sole Dispositive Power

                  1,382,384 shares

         10       Shared Dispositive Power

                  None

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,382,384 shares

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares ____

13       Percent of Class Represented by Amount in Row (11)      6.9%

14       Type of Reporting Person   OO

CUSIP No. 353469 10 9

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person (entities only) SRSMC Properties, LLC, EIN 87-055416

2        Check the Appropriate Box if a Member of a Group
         (a) _______
         (b)_______

3        SEC Use Only

4        Source of Funds
         Not applicable

5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   ____

6        Citizenship or Place of Organization        State of Colorado

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power

                  40,000 shares

         8        Shared Voting Power

                  None

         9        Sole Dispositive Power

                  40,000 shares

         10       Shared Dispositive Power

                  None

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         40,000 shares

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares ____

13       Percent of Class Represented by Amount in Row (11)    0.2 %

14       Type of Reporting Person   OO

This Schedule 13D provides updated information from that contained in a Schedule 13D, Amendment No. 2, filed with the Commission on May 11, 1999, relating to Franklin Covey Co. (the "Prior Schedule 13D"). That Prior Schedule 13D was filed by Stephen R. Covey, Sandra M. Covey and others as part of a group pursuant to a certain Shareholders Agreement, which agreement expired on August 31, 2000.

Item 1.  Security and Issuer

         The name of the issuer is Franklin Covey Co. (the "Company"), which has its principal executive offices at 2200 West Parkway Blvd., Salt Lake City, UT 84119. The class of equity securities to which this statement relates is the common stock, par value $0.05 per share, of the Company (the "Shares").

Item 2.  Identity and Background

         (a) - (c), (f) This Statement is filed by and on behalf of Stephen R. Covey, Sandra M. Covey, Sanstep Properties, L.C. and SRSMC Properties, LLC (each a "Reporting Person" and collectively, the "Reporting Persons"). The following table sets forth for each natural Reporting Person (i) the name of such Reporting Person, (ii) the business or residence address of such Reporting Person, and (iii) the principal business, occupation or employment of such Reporting Person:

         1.     (i)      Stephen R. Covey
                (ii)     3355 North University Ave., Suite 200, Provo, UT 84604
                (iii)    Vice-Chairman of the Company

         2.     (i)      Sandra M. Covey
                (ii)     3355 North University Ave., Suite 200, Provo, UT 84604
                (iii)    Not employed outside of the home


Sanstep Properties, L.C. is a Utah limited liability company holding certain investments. Its principal offices are located at 3521 North University Ave., Suite 200, Provo, UT 84604. SRSMC Properties, LLC is a Colorado limited liability company holding certain investments. Its principal offices are located at 3521 North University Ave., Suite 200, Provo, UT 84604.

         (d) - (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable as the transactions being reported involved either a change in the nature of beneficial ownership or dispositions.

Item 4.  Purpose of the Transaction

         On September 10, 2002, The Gathering of Zion Foundation, of which Stephen R. Covey is a trustee with certain voting power, gifted 505,000 Shares to Brigham Young University.

         Between the filing of the Prior Schedule 13D and September 10, 2002, the following non-material changes in beneficial ownership of the Reporting Persons occurred: (a) on March 23, 1998, Stephen R. Covey and Sandra M. Covey gifted 1,800 Shares to a third party, (b) on November 11, 1998, Stephen R. Covey and Sandra M. Covey sold 107,382 Shares on the open market for $18.625 per share; and (c) on December 1, 1998, Stephen R. Covey and Sandra M. Covey gifted 20,000 Shares to the Gathering for Zion Foundation and transferred ownership of 1,382,384 Shares held directly by them to Sanstep Properties, L.C., a Utah limited liability company for which they serve as the only managers.

         Pursuant to a gift pledge agreement between Mr. and Mrs. Covey, Sanstep Properties, L.C., the Gathering For Zion Foundation, and Brigham Young University, Sanstep Properties, L.C. has made a pledge to gift up to 370,000 Shares to Brigham Young University if certain conditions are met.

         Each of the Reporting Persons reserves the right to purchase or dispose of shares of Company common stock in the open market, in privately negotiated transactions or in any other lawful manner in the future.

         Except as described above, the Reporting Persons presently have no plans or proposals which related to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) The responses of the Reporting Persons to Items 7-11 of the cover sheets to this Statement (the "Cover Sheets"), which relates to the beneficial ownership of the Shares, are incorporated herein by reference.

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote, shares power to vote or direct the vote, sole power to dispose of or direct the disposition of, and shares power to dispose of or direct the disposition of the shares of common stock listed on such person's respective Cover Sheet as being beneficially owned by such person.

         (c) None of the Reporting Persons have engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof except as described herein.

         (d) No other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the above described Shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         Except as described in this Statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1         Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Dated:   January 29, 2003

                                     /s/ RONALD S. POELMAN
                                     -------------------------------------------
                                     Stephen R. Covey by Ronald S. Poelman,
                                     Attorney-in-fact pursuant to a Power of
                                     Attorney dated December 1, 1998,
                                     a conformed copy of which is on file
                                     with the Commission and incorporated
                                     herein by this reference.



                                     /s/ RONALD S. POELMAN
                                     -------------------------------------------
                                     Sandra M. Covey by Ronald S. Poelman,
                                     Attorney-in-fact pursuant to a Power of
                                     Attorney dated March 12, 1999, a
                                     conformed copy of which is filed herewith
                                     and incorporated herein by this reference.


                                     Sanstep Properties, L.C.


                                     /s/ RONALD S. POELMAN
                                     -------------------------------------------
                                     Stephen R. Covey, Manager, by Ronald S.
                                     Poelman, Attorney-in-fact pursuant to a
                                     Power of Attorney dated March 12, 1999, a
                                     conformed copy of which is filed herewith
                                     and incorporated herein by this reference.


                                     SRSMC Properties, LLC


                                     /s/ RONALD S. POELMAN
                                     -------------------------------------------
                                     Stephen R. Covey, Manager, by Ronald S.
                                     Poelman, Attorney-in-fact pursuant to a
                                     Power of Attorney dated March 12, 1999, a
                                     conformed copy of which is filed herewith
                                     and incorporated herein by this reference.

                                  EXHIBIT INDEX

         Exhibit 1         Joint Filing Agreement

                                    Exhibit 1

                             Joint Filing Agreement


         Each of the undersigned agrees that this Schedule 13D and all amendments thereto shall be filed on behalf of each of them.

         Dated:   January 29, 2003

                                     /s/ RONALD S. POELMAN
                                     -------------------------------------------
                                     Stephen R. Covey by Ronald S. Poelman,
                                     Attorney-in-fact pursuant to a Power of
                                     Attorney dated December 1, 1998,
                                     a conformed copy of which is on file
                                     with the Commission and incorporated
                                     herein by this reference.



                                     /s/ RONALD S. POELMAN
                                     -------------------------------------------
                                     Sandra M. Covey by Ronald S. Poelman,
                                     Attorney-in-fact pursuant to a Power of
                                     Attorney dated March 12, 1999, a
                                     conformed copy of which is filed herewith
                                     and incorporated herein by this reference.


                                     Sanstep Properties, L.C.


                                     /s/ RONALD S. POELMAN
                                     -------------------------------------------
                                     Stephen R. Covey, Manager, by Ronald S.
                                     Poelman, Attorney-in-fact pursuant to a
                                     Power of Attorney dated March 12, 1999, a
                                     conformed copy of which is filed herewith
                                     and incorporated herein by this reference.


                                     SRSMC Properties, LLC


                                     /s/ RONALD S. POELMAN
                                     -------------------------------------------
                                     Stephen R. Covey, Manager, by Ronald S.
                                     Poelman, Attorney-in-fact pursuant to a
                                     Power of Attorney dated March 12, 1999, a
                                     conformed copy of which is filed herewith
                                     and incorporated herein by this reference.

                                POWER OF ATTORNEY
        For Executing Forms 3, 4 and 5 and Schedule 13G and Schedule 13D

         Know all men by these presents, that the undersigned hereby constitutes and appoints Ronald S. Poelman his true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the undersigned Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder as a result of the undersigned's ownership of or transactions in securities of Franklin Covey Co.;

         (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13G or 13D and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

         Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 4 and 5 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by Franklin Covey Co., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of March, 1999.


                                     /s/ SANDRA M. COVEY
                                     ---------------------------
                                     Sandra M. Covey

                                POWER OF ATTORNEY
        For Executing Forms 3, 4 and 5 and Schedule 13G and Schedule 13D

         Know all men by these presents, that the undersigned hereby constitutes and appoints Ronald S. Poelman his true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the undersigned Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder as a result of the undersigned's ownership of or transactions in securities of Franklin Covey Co.;

         (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13G or 13D and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

         Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 4 and 5 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by Franklin Covey Co., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of March, 1999.

                                     SANSTEP Properties, L.C.

                                     By: /s/ Stephen R. Covey
                                     ------------------------
                                     Its: Manager
                                     ------------

                                POWER OF ATTORNEY
        For Executing Forms 3, 4 and 5 and Schedule 13G and Schedule 13D

         Know all men by these presents, that the undersigned hereby constitutes and appoints Ronald S. Poelman his true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the undersigned Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder as a result of the undersigned's ownership of or transactions in securities of Franklin Covey Co.;

         (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13G or 13D and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

         Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 4 and 5 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by Franklin Covey Co., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of March, 1999.

                                     SRSMC Properties, LLC

                                     By: /s/ Stephen R. Covey
                                     ------------------------
                                     Its: Manager
                                     ------------